SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D



                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 4)*

                         COOLBRANDS INTERNATIONAL, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Robert J. Mittman, Esq.
                                 Blank Rome LLP
                              405 Lexington Avenue
                            New York, New York 10174
                                 (212) 885-5435
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notice and Communications)


                                  MAY 31, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1 (e) or 13d-1(f) or 13d-1(g), check the following box |_|.

         Note. Schedules filed in paper format shall include a signed original and five copies of the Schedule including all exhibits, should be filed with the Commission. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (continued on following pages)

                              (Page 1 of 12 Pages)

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


---------------------------------------------------------- ---------------------
CUSIP NO.                                                  PAGE  2  OF 12 PAGES
                                                                ---    --
---------------------------------------------------------- ---------------------

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            The Estate of Richard E. Smith
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)
   |_|
                                                                      (b)
   |_|
--------------------------------------------------------------------------------
3  SEC USE ONLY



--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

            Not applicable
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)
   |_|

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

        United States

------------- ------------------------------------------------------------------
                   7          SOLE VOTING POWER

  NUMBER OF                            1,427,767
    SHARES
 BENEFICIALLY
   OWNED BY
     EACH
  REPORTING
    PERSON
     WITH
                   ---------- --------------------------------------------------
                   8          SHARED VOTING POWER

                                       -0-
                   ---------- --------------------------------------------------
                   9          SOLE DISPOSITIVE POWER

                                       1,427,767
                   ---------- --------------------------------------------------
                   10         SHARED DISPOSITIVE POWER

                                       -0-

--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,427,767
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
   |_|

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            2.5%

--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

            OO

--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


---------------------------------------------------------- ---------------------
CUSIP NO.                                                  PAGE  3  OF 12 PAGES
                                                                ---    --
---------------------------------------------------------- ---------------------

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            David M. Smith
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)
   |_|
                                                                      (b)
   |_|
--------------------------------------------------------------------------------
3  SEC USE ONLY



--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

            Not applicable
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) or 2(e)
   |_|

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

        United States

------------ -------------------------------------------------------------------
                   7         SOLE VOTING POWER

 NUMBER OF                            288,106
   SHARES
BENEFICIALLY
  OWNED BY
    EACH
 REPORTING
   PERSON
    WITH
                   --------- ---------------------------------------------------
                   8         SHARED VOTING POWER

                                      -0-

                   --------- ---------------------------------------------------
                   9         SOLE DISPOSITIVE POWER

                                      288,106
                   --------- ---------------------------------------------------
                   10        SHARED DISPOSITIVE POWER

                                      -0-

--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            288,106
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
   |_|

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            Less than 1%

--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

            IN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


---------------------------------------------------------- ---------------------
CUSIP NO.                                                  PAGE  4  OF 12 PAGES
                                                                ---    --
---------------------------------------------------------- ---------------------

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            David Stein
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)
   |_|
                                                                      (b)
   |_|

--------------------------------------------------------------------------------
3  SEC USE ONLY



--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

            Not applicable
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) or 2(e)
   |_|

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

        United States

------------ -------------------------------------------------------------------
                   7         SOLE VOTING POWER

 NUMBER OF                            45,138
   SHARES
BENEFICIALLY
  OWNED BY
    EACH
 REPORTING
   PERSON
    WITH
                   --------- ---------------------------------------------------
                   8         SHARED VOTING POWER

                                      -0-

                   --------- ---------------------------------------------------
                   9         SOLE DISPOSITIVE POWER

                                      45,138
                   --------- ---------------------------------------------------
                   10        SHARED DISPOSITIVE POWER

                                      -0-

--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            45,138
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
   |_|

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            Less than 1%

--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

            IN

--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D



---------------------------------------------------------- ---------------------
CUSIP NO.                                                  PAGE  5  OF 12 PAGES
                                                                ---    --
---------------------------------------------------------- ---------------------

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Michael Serruya
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)
   |_|
                                                                 (b)
   |_|

--------------------------------------------------------------------------------
3  SEC USE ONLY



--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

            Not Applicable
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) or 2(e)
   |_|

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

        Canada

------------ -------------------------------------------------------------------
                   7         SOLE VOTING POWER

 NUMBER OF                            5,556,000 (Includes warrants to purchase
   SHARES                             5,500,000 shares of Common Stock that are
BENEFICIALLY                          exercisable within 60 days)
  OWNED BY
    EACH
 REPORTING
   PERSON
    WITH
                   --------- ---------------------------------------------------
                   8         SHARED VOTING POWER

                                      4,233,332

                   --------- ---------------------------------------------------
                   9         SOLE DISPOSITIVE POWER

                                      5,556,000 (Includes warrants to purchase
                                      5,500,000 shares of Common Stock that are exercisable within 60 days)

                   --------- ---------------------------------------------------
                   10        SHARED DISPOSITIVE POWER

                                      4,233,332

--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            9,845,332 (Includes warrants to purchase 5,500,000 shares of Common Stock that are exercisable within 60 days)

--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
   |_|

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            15.9%

--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

            IN

--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


---------------------------------------------------------- ---------------------
CUSIP NO.                                                  PAGE  6  OF 12 PAGES
                                                                ---    --
---------------------------------------------------------- ---------------------

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Aaron Serruya
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)
   |_|
                                                                      (b)
   |_|

--------------------------------------------------------------------------------
3  SEC USE ONLY



--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

            Not Applicable
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) or 2(e)
   |_|

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

        Canada

------------ -------------------------------------------------------------------
                   7         SOLE VOTING POWER

 NUMBER OF                            56,149
   SHARES
BENEFICIALLY
  OWNED BY
    EACH
 REPORTING
   PERSON
    WITH
                   --------- ---------------------------------------------------
                   8         SHARED VOTING POWER

                                      4,233,332
                   --------- ---------------------------------------------------
                   9         SOLE DISPOSITIVE POWER

                                      56,149
                   --------- ---------------------------------------------------
                   10        SHARED DISPOSITIVE POWER

                                      4,233,332

--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            4,289,481
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
   |_|

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.6%

--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

            IN

--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


---------------------------------------------------------- ---------------------
CUSIP NO.                                                  PAGE  7  OF 12 PAGES
                                                                ---    --
---------------------------------------------------------- ---------------------

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            The Serruya Family Trust
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)
   |_|
                                                                      (b)
   |_|

--------------------------------------------------------------------------------
3  SEC USE ONLY



--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

        Not Applicable

--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) or 2(e)
   |_|

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

            Ontario, Canada
------------ -------------------------------------------------------------------
                  7         SOLE VOTING POWER

 NUMBER OF                           155,031
   SHARES
BENEFICIALLY
  OWNED BY
    EACH
 REPORTING
   PERSON
    WITH
                  --------- ----------------------------------------------------
                  8         SHARED VOTING POWER

                                     4,078,301

                  --------- ----------------------------------------------------
                  9         SOLE DISPOSITIVE POWER

                                     155,031

                  --------- ----------------------------------------------------
                  10        SHARED DISPOSITIVE POWER

                                     4,078,301

--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            4,233,332

--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
   |_|

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.5%

--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

        OO

--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


---------------------------------------------------------- ---------------------
CUSIP NO.                                                  PAGE  8  OF 12 PAGES
                                                                ---    --
---------------------------------------------------------- ---------------------


--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            1082272 Ontario, Inc.
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)
   |_|
                                                                      (b)
   |_|
--------------------------------------------------------------------------------
3  SEC USE ONLY



--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*


   Not Applicable
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) or 2(e)
   |_|

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

            Ontario, Canada
--------------------------------------------------------------------------------
                   7         SOLE VOTING POWER

 NUMBER OF                            4,078,301
   SHARES
BENEFICIALLY
  OWNED BY
    EACH
 REPORTING
   PERSON
    WITH
                   --------- ---------------------------------------------------
                   8         SHARED VOTING POWER

                                      155,031

                   --------- ---------------------------------------------------
                   9         SOLE DISPOSITIVE POWER

                                      4,078,301

                   --------- ---------------------------------------------------
                   10        SHARED DISPOSITIVE POWER

                                      155,031

--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            4,078,301

--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
   |_|

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.9%

--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

        CO

--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

INTRODUCTION

                   Pursuant to Reg. Section  240.13d-2,  this Amendment No. 4 to
Schedule 13D discloses changes in the statement on Schedule 13D dated March 27, 1998 for the event occurring March 18, 1998 (the "Initial Schedule 13D") filed jointly by the Estate of Richard E. Smith, David M. Smith, David J. Stein, Michael Serruya, Aaron Serruya, The Serruya Family Trust and 1082272 Ontario, Inc., as amended by Amendment No. 1 to Schedule 13D dated March 13, 2001 for the event occurring December 21, 2000 ("Amendment No. 1") as amended by Amendment No. 2 to Schedule 13D dated as of October 1, 2003 ("Amendment No. 2", and as amended by Amendment No. 3 to Schedule 13D dated December 11, 2006, and together with the Initial Schedule 13D and Amendments No. 1,2 and 3 the "Schedule 13D") and therefore does not restate the items therein in their entirety.

Item 1. SECURITY AND ISSUER.

                   This statement relates to holdings of the persons referred to in the Introduction above (collectively, the "Reporting Persons"), who formerly constituted a group, with respect to the common shares ("Common Stock") of CoolBrands International Inc., a corporation organized under the laws of Nova Scotia, Canada (the "Company"), whose principal executive offices are located at 210 Shields Court, Markham, Ontario, Canada L3R 8V2.

Item 2. IDENTITY AND BACKGROUND.

                   Item 2 is hereby amended to add the following information:

                   The Reporting Persons formerly constituted a group and their status as a group was based upon their having been parties to a Board Representation Agreement dated October 13, 1997 (the "Board Representation Agreement"), as amended on January 15, 1998 and January 12, 2001 and a Trust Agreement dated March 18, 1998 (the "Trust Agreement"). As reported under Item 5 and Item 6 below, the Board Representation Agreement and the Trust Agreement terminated, effective May 31, 2007, and therefore the group ceased to exist as of that date.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) - (b)

                   Effective May 31, 2007, the Company filed Articles of Amendment to its Articles of Association (the "Articles of Amendment") eliminating the Company's Class A Subordinated Voting Shares ("Class A Stock") and Class B Multiple Voting Shares (the "Class B Stock") and converting all of the Class A Stock and Class B Stock into Common Stock. Effective with the filing of the Articles of Amendment, all shares of Class A Stock and all shares of Class B Stock were automatically converted into a like number of shares of Common Stock. Accordingly, each of the Reporting Persons received one share of Common Stock for each share of Class A Stock and Class B Stock owned by them as of such date. As reported in Item 6 below, in connection with the elimination of the Company's Class A Stock and Class B Stock and the conversion of all of the Class A and Class B stock into Common Stock, the Reporting Persons terminated the Board Representation Agreement and the Trust Agreement effective as of May 31, 2007.

                               Page 9 of 12 Pages

                   According to information provided to the Reporting Persons by the Company, there were, as of May 31, 2007, 56,075,433 shares of Common Stock of the Company issued and outstanding.

ESTATE OF RICHARD E. SMITH

The Estate of Richard E. Smith beneficially owns 1,427,767 shares of Common Stock, comprising 2.5% of the issued and outstanding shares of Common Stock.

The Estate of Richard E. Smith has the sole power to vote and dispose of all of such securities.

DAVID M. SMITH

Mr. Smith beneficially owns 288,106 shares of Common Stock, comprising less than 1% of the issued and outstanding shares of Common Stock.

Mr. Smith has the sole power to vote and dispose of all of such securities.

DAVID J. STEIN

Mr. Stein beneficially owns 45,138 shares of Common Stock, comprising less than 1% of the issued and outstanding shares of Common Stock.

Mr. Stein has the sole power to vote and dispose of all of such securities.

MICHAEL SERRUYA

Mr. Serruya  beneficially  owns 9,789,332 shares of Common Stock,  consisting of
(i) 56,000 shares of Common Stock owned by his retirement account, (ii) 4,233,332 shares of Common Stock owned collectively by 1082272 Ontario, Inc,. and The Serruya Family Trust of which he has the shared power to vote or direct the vote of all such shares of Common Stock and (iii) warrants to purchase 5,500,000 shares of Common Stock, comprising 15.9% of the issued and outstanding shares of Common Stock.

AARON SERRUYA

Mr. Serruya beneficially owns 4,289,581 shares of Common stock, consisting of 56,249 shares of Common Stock owned by his retirement account and 4,233,332 shares of Common Stock owned collectively by 1082272 Ontario, Inc. and The Serruya Family Trust of which he has the shared power to vote or direct the vote of all such shares of Common Stock, comprising 7.6% of the issued and outstanding shares of Common Stock.


                               Page 10 of 12 Pages

1082272 ONTARIO, INC. AND THE SERRUYA FAMILY TRUST

1082272 Ontario, Inc., of which The Serruya Family Trust is the sole shareholder, and the Serruya Family Trust, collectively, beneficially own 4,233,332 shares of Common Stock of which 4,078,301 shares are owned by 1082272 Ontario, Inc. and 155,031 shares are owned by the Serruya Family Trust, each for the benefit of Michael Serruya and Aaron Serruya, comprising 7.5% of the issued and outstanding shares of Common Stock.

     (c) Not Applicable.

     (e) Each of the Estate of Richard E. Smith, David M. Smith and David J. Stein ceased to be the owner of more than 5% of the Common Stock of the Company effective May 31, 2007.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         On May 31, 2007 the Company, Integrated Brands Inc. and the Reporting Persons entered into two agreements, both dated May 31, 2007 (the "Termination Agreements," copies of which are filed herewith under Item 7 as Exhibit 4 and
Exhibit 5 respectively). Pursuant to the Termination Agreements, the parties to the Board Representation Agreement and the Trust Agreement agreed to terminate each such agreement. Accordingly, as of May 31, 2007, the Board Representation Agreement and the Trust Agreement are of no further effect and do not bind the parties in any manner. Accordingly, from and after May 31, 2007, the Reporting Persons no longer constitute a group and each Reporting Person disclaims membership in any group.

         The foregoing description of the Termination Agreements does not purport to be complete and is qualified in its entirety by the terms of such documents which are incorporated herein by reference.

Item 7. MATERIAL TO BE FILED AS EXHIBITS.


Exhibit 4 Termination Agreement dated as of May 31, 2007 among CoolBrands International Inc., Integrated Brands Inc., the Serruya Family Trust, 1082272 Ontario Inc., the Estate of Richard E. Smith, David M. Smith, David J. Stein, Aaron Serruya, Michael Serruya and JPMorgan Chase Bank, N.A.

Exhibit 5 Termination Agreement dated as of May 31, 2007 among CoolBrands International Inc., Integrated Brands Inc., the Serruya Family Trust, 1082272 Ontario Inc., the Estate of Richard E. Smith, David M. Smith, David J. Stein, Aaron Serruya and Michael Serruya.




                               Page 11 of 12 Pages

SIGNATURE

                  After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

DATE: June 28, 2007

                                       ESTATE OF RICHARD E. SMITH


                                       By: /S/ SUSAN J. SMITH
                                           -------------------------------------
                                           Susan J. Smith, Executor


                                       /S/ DAVID M. SMITH
                                       -----------------------------------------
                                       David M. Smith


                                       /S/ DAVID J. STEIN
                                       -----------------------------------------
                                       David J. Stein


                                       /S/ MICHAEL SERRUYA
                                       -----------------------------------------
                                       Michael Serruya


                                       /S/ AARON SERRUYA
                                       -----------------------------------------
                                       Aaron Serruya


                                       THE SERRUYA FAMILY TRUST


                                       By: /S/ SAM SERRUYA
                                           -------------------------------------
                                           Name:  Sam Serruya
                                           Title: Trustee


                                       1082272 ONTARIO, INC.

                                       By: /S/ MICHAEL SERRUYA
                                           -------------------------------------
                                           Name:  Michael Serruya
                                           Title: President



                               Page 12 of 12 Pages